Exhibit 5.1

KPMG LLP Bay Adelaide Centre Suite 4600 333 Bay Street Toronto, Ontario M5H 2S5 Telephone (416) 777-8500 Fax (416) 777-8818 www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Rogers Communications Inc.:

We consent to the use of our audit report dated March 8, 2018 on the consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2017 and December 31, 2016, and notes, comprising a summary of significant accounting policies and other explanatory information, which is incorporated by reference herein, and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants
April 27, 2018
Toronto, Canada